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[LOGO]                                                                 EXHIBIT 3

THE SHERWIN-WILLIAMS COMPANY
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115
Phone:  (216) 566-2101

John G. Breen
Chairman and Chief Executive Officer

May 9, 1997

Dear Shareholder:

On April 23, 1997, the Board of Directors of The Sherwin-Williams Company adopted a new shareholder rights plan to replace the original shareholder rights plan in effect since January 25, 1989. The Board of Directors adopted the new rights plan to protect your interests in the event that the Company is confronted with coercive, unfair or inadequate takeover bids.

The rights being granted under the new rights plan are designed to assure that all of the Company's shareholders receive fair and equitable treatment in any unsolicited bid for the Company. The rights are not intended to preclude legitimate offers to acquire the Company; however, they are intended to encourage anyone seeking to acquire the Company to negotiate with the Board of Directors prior to attempting a takeover. The new rights plan was not adopted in response to any specific takeover threat.

Under the new rights plan, shareholders of record on May 6, 1997 shall receive a dividend of one right for each share of Sherwin-Williams common stock. Rights granted to you as a record holder of the Company's common stock on May 6, 1997 initially will be represented by, and will trade together with, the common stock. A brief description of the rights and the new rights plan accompanies this letter.

Adoption of the new rights plan and the issuance of the rights do not affect the financial strength of the Company or the reported earnings per share, are not taxable to the shareholders or to the Company, and will not be dilutive.

In connection with the adoption of the new rights plan, the Board of Directors has ordered, effective April 23, 1997, the redemption of the rights outstanding under the original rights plan. All shareholders of record on May 6, 1997 will receive the redemption price of $.01 per right. As a result of stock splits effected since the adoption of the original rights plan, this redemption price translates to $.0025 per share of common stock outstanding as of the record date. Payment of the redemption price will be included with your regular dividend payable on June 6, 1997. The redemption is being treated as a dividend by the Company for tax purposes and will be reported on your Form 1099 at the end of the year.

The Board of Directors believes that the new rights plan represents a prudent means of addressing the current takeover climate and enabling the Board of Directors to ensure that you as a shareholder of Sherwin-Williams are treated fairly. The adoption of the new rights plan is consistent with our goal to focus on creating long-term value for our shareholders and is designed to preserve the full value of your investment in Sherwin-Williams. The new rights plan and the rights are described in detail in the enclosed Summary of Rights to Purchase Preferred Stock. Please review this summary carefully.

Very truly yours,




Enc.

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                          SUMMARY OF RIGHTS TO PURCHASE
                                PREFERRED SHARES

         The Board of Directors of The Sherwin-Williams Company ("Sherwin-Williams"), on April 23, 1997, declared a dividend distribution consisting of one right (a "Right") to purchase one one-hundredth (1/l00) of a share of Cumulative Redeemable Serial Preferred Stock, without par value, of Sherwin-Williams ("Preferred Stock"), for each share of common stock, $1.00 par value, of Sherwin-Williams ("Common Stock") outstanding as of March 6, 1997 (the "Record Date"). When exercisable, each Right entitles the registered holder to purchase one one-hundredth (1/l00) of a share of the Preferred Stock for one hundred ten dollars ($110.00), subject to adjustment (the "Purchase Price").

         The Rights will become exercisable after the "Distribution Date" which shall be the earlier of: (1) the first date of public announcement by Sherwin-Williams that a person or group of affiliated persons ("Acquiring Person") has become the beneficial owner of ten percent (10%) or more (fifteen percent (15%) or more in the case of any person or group of affiliated persons who has reported or may report such ownership on Schedule 13G under the Securities Exchange Act of 1934, as amended) of the outstanding Common Stock, or
(2) ten business days, or such later date as specified by the Board of Directors, after the commencement of a tender offer or exchange offer by a person or group of affiliated persons that would result in such person or a group of affiliated persons beneficially owning ten percent (10%) or more of the outstanding Common Stock.

         Until the Rights become exercisable, the Rights will (1) be evidenced by the certificates representing shares of Common Stock, (2) trade with the Common Stock, and any transfer of shares of Common Stock will also constitute a transfer of the associated Rights, and (3) be surrendered for transfer with any shares of Common Stock, with which such Rights are associated, surrendered for transfer. Prior to the Distribution Date (or, if earlier, the expiration, redemption or exchange of the Rights as described below), share certificates issued after the Record Date upon the transfer or new issuance of Common Stock shall reference the Rights by appropriate notation. When the Rights become exercisable, they will detach and trade separately from the shares of Common Stock. As soon as practicable thereafter, separate certificates representing the Rights will be mailed to registered holders.

         The Rights will "flip-in" and entitle the holder to purchase at the Purchase Price that number of shares of Common Stock having a market value of two times such Purchase Price (or, under certain circumstances, an amount of cash equal to two times such Purchase Price) upon the occurrence of any or all of the following events: (1) a person or group of affiliated persons becomes an Acquiring Person; (2) an Acquiring Person engages in certain self-dealing transactions with Sherwin-Williams; or (3) Sherwin-Williams consummates a capital restructuring that has the effect of increasing by more than one percent (1%) the proportionate share of the


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equity of Sherwin-Williams or a subsidiary thereof owned by an Acquiring Person.
Upon the occurrence of any of the events listed in clauses (1) through (3) (or the Distribution Date, if earlier), Rights held by an Acquiring Person (from and after the date upon which the Acquiring Person became such) shall become null and void and nontransferable.

         If (1) Sherwin-Williams is acquired in a merger or other business combination by an Acquiring Person and Sherwin-Williams is not the surviving corporation, (2) an Acquiring Person merges with Sherwin-Williams and Sherwin-Williams is the surviving corporation, but its shares of Common Stock are changed or exchanged, or (3) fifty percent (50%) or more of its assets or earning power are sold to an Acquiring Person, then each of the Rights will "flip-over" and will entitle the holder to purchase that number of shares of common or other capital stock of the acquiring entity which at the time of such transaction would have a market value of two times the Purchase Price (or, under certain circumstances, an amount of cash equal to two times such Purchase Price). Upon the occurrence of any such event (or the Distribution Date, if earlier), Rights held by the Acquiring Person (from and after the date upon which the Acquiring Person became such) engaging in the transactions set forth in the preceding sentence shall become null and void and nontransferable.

         At any time after a person or group of affiliated persons becomes an Acquiring Person and until any person or group of affiliated persons beneficially owns 50% or more of the then-outstanding Common Stock, the Board of Directors may exchange all or part of the then-outstanding Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per one Right. In such event, the right to exercise the Rights terminates and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the exchange ratio.

         The Purchase Price and the number of shares of Preferred Stock or Common Stock (or common shares of an acquiror) to be purchased or received upon exercise or exchange of the Rights are subject to adjustment from time to time.

         The Board of Directors may redeem the Rights in whole, but not in part, at a price of $.005 per Right (the "Redemption Price") at any time prior to the earlier of: (1) the first date of public announcement by Sherwin-Williams that an Acquiring Person has become an Acquiring Person; or (2) April 22, 2007 (the "Final Expiration Date").

         The terms of the Rights are set forth in a Rights Agreement between Sherwin-Williams and KeyBank National Association (the "Rights Agent"). Prior to the date the Rights cease to be redeemable, the provisions of the Rights Agreement may be supplemented or amended by the Board of Directors and the Rights Agent, without the approval of any holders of the Rights or Common Stock, in any manner, except for a supplement or amendment which decreases the stated Redemption Price to an amount less than $.005 per Right. From and after the date the Rights cease to be redeemable, the Rights Agreement may be supplemented or amended without the approval of any holders of the Rights or Common Stock to (1) cure any ambiguity, (2) correct or supplement defective or inconsistent provisions, (3) shorten or lengthen any time period under the Rights Agreement, or (4) supplement or amend any other provision as the Board of Directors


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may deem necessary or desirable, provided, that such supplement or amendment shall not decrease the stated Redemption Price to an amount less than $.005 per Right or otherwise adversely affect the interests of the Rights holders.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated April 24, 1997. A copy of the Rights Agreement is available from Sherwin-Williams free of charge upon the written request therefor. This summary of the Rights is intended only as a summary and is qualified in its entirety by reference to the Rights Agreement.